Exhibit 12.1
National Energy Group, Inc.
Computation of Historical Ratio of Earnings
to Fixed Charges
(in thousands, except for ratios)

	Year ended December 31,
Earnings	2001	2002	2003	2004	2005
Income before income taxes and extraordinary items	$6,722	$14,483	$15,796	$20,949	$30,126
Interest expense	21,224	18,964	15,115	13,940	13,940
Amortization of debt issuance cost	—	—	—	—	—
Interest portion of rental expense	135	135	135	135	135
Earnings	$28,081	$33,582	$31,046	$35,024	$44,201

Fixed charges:
Interest, including capitalized portion	$21,224	$18,964	$15,115	$13,940	$13,940
Amortization of debt issuance cost	—	—	—	—	—
Interest portion of rental expense	135	135	135	135	135
Fixed charges	$21,359	$19,099	$15,250	$14,075	$14,075

Ratio of earnings to fixed charges	1.3X	1.8X	2.0X	2.5X	3.0X